     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 23, 2000


                                               SECURITIES ACT FILE NO. 333-95885
                                        INVESTMENT COMPANY ACT FILE NO. 811-6581
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                   FORM N-14

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

[ ]   PRE-EFFECTIVE AMENDMENT NO. 1         [X]   POST-EFFECTIVE AMENDMENT NO. 1

                        (CHECK APPROPRIATE BOX OR BOXES)



                            ------------------------


                        MERRILL LYNCH DRAGON FUND, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)



                            ------------------------


                                 (609) 282-2800

                        (AREA CODE AND TELEPHONE NUMBER)



                            ------------------------


                             800 SCUDDERS MILL ROAD

                          PLAINSBORO, NEW JERSEY 08536
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
                     NUMBER, STREET, CITY, STATE, ZIP CODE)



                            ------------------------


                                 TERRY K. GLENN

                        MERRILL LYNCH DRAGON FUND, INC.
              800 SCUDDERS MILL ROAD, PLAINSBORO, NEW JERSEY 08536
        MAILING ADDRESS: P.O. BOX 9011, PRINCETON, NEW JERSEY 08543-9011
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)



                            ------------------------


                                   COPIES TO:


FRANK P. BRUNO, ESQ.                                MICHAEL J. HENNEWINKEL, ESQ.
  BROWN & WOOD LLP                                  MERRILL LYNCH ASSET MANAGEMENT
  One World Trade Center                            800 Scudders Mill Road
  New York, NY 10048-0557                           Plainsboro, NJ 08536




                            ------------------------


     TITLE OF SECURITIES BEING REGISTERED.  COMMON STOCK, PAR VALUE $.10 PER
SHARE.


     No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940, as amended.




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


     This Amendment consists of the following:



          (1) Facing Sheet of the Registration Statement.



          (2) Part C to the Registration Statement (including signature page).



Parts A and B are incorporated herein by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-95885) filed on March 22, 2000.



     This Amendment is being filed solely to file as Exhibit No. 11 to this Registration Statement the opinion and consent of Brown & Wood LLP, counsel for the Registrant.

                                     PART C

                               OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

     Reference is made to Article VI of the Registrant's Articles of Incorporation, Article VI of the Registrant's By-Laws, Section 2-418 of the Maryland General Corporation Law and Section 9 of the Class A, Class B, Class C and Class D Distribution Agreements.

     Insofar as the conditional advancing of indemnification moneys for actions based on the Investment Company Act of 1940, as amended (the "1940 Act") may be concerned, Article VI of the Registrant's By-Laws provides that such payments will be made only on the following conditions: (i) advances may be made only on receipt of a written affirmation of such person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any such advance if it is ultimately determined that the standard of conduct has not been met; and (ii) (a) such promise must be secured by a security for the undertaking in form and amount acceptable to the Registrant, (b) the Registrant is insured against losses arising by receipt by the advance, or (c) a majority of a quorum of the Registrant's disinterested non-party Directors, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that at the time the advance is proposed to be made, there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     In Section 9 of the Class A, Class B, Class C and Class D Shares Distribution Agreements relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Directors, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.

 (1)(a)  --   Articles of Incorporation of the Registrant, dated February
              13, 1992.(a)
 (1)(b)  --   Articles of Amendment to the Articles of Incorporation of
              the Registrant, dated October 17, 1994.(a)
 (1)(c)  --   Articles Supplementary to the Articles of Incorporation of
              the Registrant, dated October 17, 1994.(a)
 (1)(d)  --   Articles Supplementary to the Articles of Incorporation of
              the Registrant, dated September 1, 1995.(b)
 (2)     --   By-Laws of the Registrant.(b)
 (3)     --   Not applicable.
 (4)     --   Form of Agreement and Plan of Reorganization between the
              Registrant and Merrill Lynch Emerging Tigers Fund, Inc.(c)

 (5)          --      Copies of instruments defining the rights of stockholders, including the relevant portions of the
                      Articles of Incorporation of the Registrant, as amended and supplemented, and the By-Laws of the
                      Registrant.(d)
 (6)(a)       --      Form of Management Agreement between the Registrant and Merrill Lynch Asset Management, L.P.
                      ("MLAM").(b)
 (6)(b)       --      Supplement to Management Agreement between the Registrant and MLAM, dated January 3, 1994(e)
 (6)(c)       --      Sub-Advisory Agreement between Merrill Lynch Asset Management, L.P. and Merrill Lynch Asset Management
                      U.K. Limited.(f)
 (7)(a)       --      Form of Class A Shares Distribution Agreement between the Registrant and Merrill Lynch Funds
                      Distributor, Inc. (now known as Princeton Funds Distributor, Inc.) (the "Distributor")(a)
 (7)(b)       --      Form of Class B Shares Distribution Agreement between the Registrant and the Distributor.(a)
 (7)(c)       --      Letter Agreement between the Registrant and the Distributor, with respect to the Merrill Lynch Mutual
                      Fund Adviser Program.(e)
 (7)(d)       --      Form of Class C Shares Distribution Agreement between the Registrant and the Distributor.(a)
 (7)(e)       --      Form of Class D Shares Distribution Agreement between the Registrant and the Distributor.(a)
 (8)          --      None.
 (9)          --      Form of Custody Agreement between the Registrant and Brown Brothers Harriman & Co.(a)
(10)(a)       --      Form of Class B Shares Distribution Plan and Class B Shares Distribution Plan Sub-Agreement of the
                      Registrant.(a)
(10)(b)       --      Form of Class C Shares Distribution Plan and Class C Shares Distribution Plan Sub-Agreement of the
                      Registrant.(a)
(10)(c)       --      Form of Class D Shares Distribution Plan and Class D Shares Distribution Plan Sub-Agreement of the
                      Registrant.(a)
(10)(d)       --      Merrill Lynch Select PricingSM System Plan pursuant to Rule l8f-3 under the Investment Company Act of
                      1940, as amended.(g)
(11)          --      Opinion and Consent of Brown & Wood LLP, counsel for the Registrant.
(12)          --      Private Letter Ruling from the Internal Revenue Service.(j)
(13)          --      Not applicable.
(14)(a)       --      Consent of Deloitte & Touche LLP, independent auditors for the Registrant.(k)
(14)(b)       --      Consent of Deloitte & Touche LLP, independent auditors for Merrill Lynch Emerging Tigers Fund, Inc.(k)
(15)          --      Not applicable.
(16)          --      Power of Attorney.(h)
(17)(a)       --      Prospectus, dated March 22, 2000, and Statement of Additional Information, dated March 22, 2000, of the Registrant.(k)

(17)(b)       --      Annual Report to Shareholders of the Registrant, as of December 31, 1999.(k)
(17)(c)       --      Annual Report to Shareholders of Merrill Lynch Emerging Tigers Fund, Inc., as of November 30, 1999.(k)
(17)(d)       --      Form of Proxy Card(i)


---------------

(a) Filed on April 27, 1995, as an Exhibit to Post-Effective Amendment No. 5 to the Registrant's Registration Statement on Form N-1A (File No. 333-46216) under the Securities Act of 1933, as amended (the "Registration Statement").

(b) Filed on April 26, 1996, as an Exhibit to Post-Effective Amendment No. 6 to the Registration Statement.

(c) Included as Exhibit I to the Proxy Statement and Prospectus contained in this Registration Statement.

(d) Reference is made to Article II (Sections 3, 4 and 5), Article IV (Sections 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10), Article V (Sections 2, 3, 4, 5 and 6),
    Article VI, Article VII and Article IX of the Registrant's Articles of Incorporation filed as Exhibit (1)(a) to the Registration Statement; the Articles of Amendment to the Articles of Incorporation filed as Exhibit
    (1)(b) to the Registration Statement; the Articles Supplementary to the Articles of Incorporation filed as Exhibits (1)(c) and (1)(d) to the Registration Statement; and Article II (Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11), Article III (Sections 1, 3, 5, 6 and 17), Article VI, Article VII (Sections 1, 2, 3, 4, 5, 6 and 7), Article XII, Article XIII and Article XIV of the Registrant's By-Laws filed as Exhibit (2) to the Registration Statement.

(e) Filed on April 28, 1994, as an Exhibit to Post-Effective Amendment No. 3 to the Registration Statement.

(f) Filed on April 28, 1997, as an Exhibit to Post-Effective Amendment No. 7 to the Registration Statement.

(g) Incorporated by reference to Exhibit 18 to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, filed on January 25, 1996, relating to shares of Merrill Lynch New York Municipal Bond Fund series of Merrill Lynch Multi-State Municipal Series Trust (File No. 2-99473).

(h) Included on the signature page of the Registrant's Registration Statement on Form N-14 (File No. 333-95885) under the Securities Act of 1933, as amended (the "N-14 Registration Statement") filed on February 1, 2000 and incorporated herein by reference.

(i) Filed on February 1, 2000, as an Exhibit to the N-14 Registration Statement.

(j) To be filed by post-effective amendment.


(k) Filed on March 22, 2000, as an Exhibit to Pre-Effective Amendment No.1 to the N-14 Registration Statement.


ITEM 17.  UNDERTAKINGS.

     (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

     (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

     (3) The Registrant undertakes to file, by post-effective amendment, either a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such ruling or opinion.

                                   SIGNATURES


     As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the Township of Plainsboro and State of New Jersey, on the 23rd day of March, 2000.


                                          MERRILL LYNCH DRAGON FUND, INC.
                                                       (Registrant)

                                                  /s/ DONALD C. BURKE
                                          --------------------------------------
                                           (Donald C. Burke, Vice President and
                                                        Treasurer)

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   SIGNATURE                                    TITLE                        DATE
                   ---------                                    -----                        ----

                TERRY K. GLENN*                   President (Principal Executive
------------------------------------------------    Officer) and Director
                (Terry K. Glenn)

                DONALD C. BURKE*                  Vice President and Treasurer
------------------------------------------------    (Principal Financial and
               (Donald C. Burke)                    Accounting Officer)

               CHARLES C. REILLY*                 Director
------------------------------------------------
              (Charles C. Reilly)

                RICHARD R. WEST*                  Director
------------------------------------------------
               (Richard R. West)

                 ARTHUR ZEIKEL*                   Director
------------------------------------------------
                (Arthur Zeikel)

               EDWARD D. ZINBARG*                 Director
------------------------------------------------
              (Edward D. Zinbarg)

           * By: /s/ DONALD C. BURKE                                                   March 23, 2000
------------------------------------------------
      (Donald C. Burke, Attorney-in-Fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  11       --  Opinion and Consent of Brown & Wood LLP, Counsel for the
               Registrant.